[redacted]

CM

SECU 08029511 .. 20549 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17737

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hazlett, Burt & Watson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 Chapline Street
(No. and Street)

Wheeling (City) WV (State) 26003 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy M. Bidwell (304) 233-3312
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bodkin Wilson & Kozicki PLLC
(Name – *if individual, state last, first, middle name*)

32 - 20th Street (Address) Wheeling (City) WV (State) 26003 (Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

SEC Mail Processing Section
MAR 03 2008
Washington, DC
104

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Timothy M. Bidwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hazlett, Burt & Watson, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President

Title

Notary Public

OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
SUSAN L WEISENBORN
HAZLETT BURT & WATSON, INC.
1300 Chapline Street
Wheeling, WV 26003
My Commission Expires February 18, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAZLETT, BURT & WATSON, INC.

Financial Statements
Together with Auditor's Report
As of December 31, 2007 and 2006

BODKIN WILSON & KOZICKI PLLC
CERTIFIED PUBLIC ACCOUNTANTS

HAZLETT, BURT & WATSON, INC.
TABLE OF CONTENTS
DECEMBER 31, 2007 AND 2006

BODKIN WILSON & KOZICKI PLLC
CERTIFIED PUBLIC ACCOUNTANTS

John S. Bodkin, Jr., CPA
Dan E Wilson, CPA, MBA
Dennis A. Kozicki, CPA

Janet L. Roset, CPA
Michael N. Deemer, CPA
Nancy Gwynn, CPA
Brendan T. Welsh, CPA, MSA
Doreen M. DeMeter, CPA
Stephen L. Wharton, CPA

The Maxwell Centre
32 Twentieth Street, Suite 300
Wheeling, West Virginia 26003

304 232-2280
Fax 304 232-2322
www.bwkcpas.com

Weirton Office
3600 West Street, Suite 4
Weirton, West Virginia 26062

304 748-5550
Fax 304 748-5551

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder
of Hazlett, Burt & Watson, Inc.:

We have audited the accompanying statements of financial condition of Hazlett, Burt & Watson, Inc., as of December 31, 2007 and 2006, and the related statements of income, changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hazlett, Burt & Watson, Inc., as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 13 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bodkin Wilson + Kozicki PLLC

Wheeling, West Virginia,
February 25, 2008.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2007 AND 2006

ASSETS

	2007	2006
Cash	$ 233,766	$ 610,743
Receivable from broker-dealers	-	156,430
Receivable from customers	-	3,971,591
Receivable from officers and employees	186	1,229
Receivable from clearing broker	-	134,254
Deposits with clearing organizations and others	220,721	135,721
Firm trading account, at market value	833,245	229,046
Firm investment account:		
Marketable, at market value	5,259,930	1,513,033
Not readily marketable, at estimated fair value	1,916,723	5,102,067
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $315,938 and $370,880, respectively	93,533	95,071
Real estate and improvements at cost, less accumulated depreciation of $82,814 and $71,106, respectively	219,409	227,726
Other assets	851,662	793,085
	$ 9,629,175	$ 12,969,996

LIABILITIES AND SHAREHOLDER'S EQUITY

	2007	2006
Liabilities:		
Payable to broker-dealers and clearing organizations	$ -	$ 219,727
Payable to customers	-	1,824,809
Payable to banks	-	690,000
Accounts payable and accrued liabilities	1,054,113	715,565
	$ 1,054,113	$ 3,450,101
Shareholder's equity:		
Capital stock, $1.6667 par value, 250,000 shares authorized; 203,500 shares outstanding in 2007 and 2006	$ 339,173	$ 339,173
Less - Treasury stock, 2,000 shares in 2007 and 2006	(3,333)	(3,333)
Capital in excess of par value	400,754	400,754
Retained earnings	7,838,468	8,783,301
	$ 8,575,062	$ 9,519,895
	$ 9,629,175	$ 12,969,996

The accompanying notes are an integral part of these statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES:		
Commissions on security transactions	$ 1,149,275	$ 1,221,732
Fee based brokerage revenues	416,709	1,551,787
Investment advisory revenues	2,194,673	207,695
Income on firm trading and investments	2,222,279	2,400,267
Interest and dividends	416,201	451,382
Miscellaneous fees and other income	1,321,083	1,246,476
Unrealized appreciation (depreciation) in the value of firm investment and trading accounts	(1,174,513)	5,090,303
	$ 6,545,707	$ 12,169,642
EXPENSES:		
Employee compensation and benefits	$ 2,563,114	$ 2,290,748
Commissions	2,157,288	1,797,271
Communications and data processing	440,824	458,612
Interest	27,913	36,100
Rent and maintenance	175,580	167,244
Depreciation	52,218	51,784
General, administrative and other expenses	748,903	783,017
	$ 6,165,840	$ 5,584,776
Net income	$ 379,867	$ 6,584,866
Earnings per share based upon net income	$ 1.87	$ 32.36

The accompanying notes are an integral part of these statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Capital Stock		Capital in Excess of	Retained	Treasury Stock	
	Shares	Dollars	Par Value	Earnings	Shares	Dollars
Balance, December 31, 2005	203,500	$ 339,173	$ 400,754	$ 3,496,555	2,000	$ (3,333)
Net income for the year ended December 31, 2006				6,584,866		
Distribution to shareholder during the year ended December 31, 2006				(1,298,120)		
Balance, December 31, 2006	203,500	$ 339,173	$ 400,754	$ 8,783,301	2,000	$ (3,333)
Net income for the year ended December 31, 2007				379,867		
Distribution to shareholder during the year ended December 31, 2007				(1,324,700)		
Balance, December 31, 2007	**203,500**	**$ 339,173**	**$ 400,754**	**$ 7,838,468**	**2,000**	**$ (3,333)**

The accompanying notes are an integral part of these statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Cash Flows from Operating Activities:		
Cash received from brokerage operations	$ 7,676,155	$ 5,992,250
Interest and dividends received	416,201	451,382
Cash paid to suppliers and employees	(5,055,792)	(5,088,233)
Interest paid	(27,913)	(36,100)
Cash paid to others - net	(748,903)	(817,826)
Net cash provided by operating activities	$ 2,259,748	$ 501,473
Cash Flows from Investing Activities:		
Payment for purchase of equipment	$ (42,362)	$ (11,075)
Purchase of investments securities	(1,635,456)	-
Proceeds from sale of investment securities	1,055,793	854,005
Net cash provided (used) by investing activities	$ (622,025)	$ 842,930
Cash Flows from Financing Activities:		
Distributions to shareholder	$ (1,324,700)	$ (1,298,120)
Net proceeds (payment) of short term borrowing	(690,000)	476,243
Net cash used by financing activities	$ (2,014,700)	$ (821,877)
Net increase (decrease) in cash	$ (376,977)	$ 522,526
Cash at beginning of year	610,743	88,217
Cash at end of year	$ 233,766	$ 610,743
Reconciliation of Net Income to Net Cash Flows from Operating Activities:		
Net income	$ 379,867	$ 6,584,866
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	52,218	51,784
Loss on disposal of fixed asset	-	351
(Increase) decrease in:		
Net receivables - customers	2,146,782	(1,154,924)
Other assets	(57,534)	(471,138)
Trading securities	(604,200)	201,834
Investment securities, net	18,110	(6,004,925)
Exchange membership	-	79,500
Deposits with clearing organizations and others	(85,000)	-
Increase (decrease) in:		
Net payables to broker-dealers and clearing organizations	70,957	1,152,153
Accounts payable and accrued liabilities	338,548	61,972
Net cash provided by operating activities	$ 2,259,748	$ 501,473

The accompanying notes are an integral part of these statements.

HAZLETT, BURT & WATSON, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

1. **Summary of Significant Accounting Policies**

Organization and Nature of Business - The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange and the National Association of Securities Dealers (NASD). The Company is a West Virginia S Corporation that is a wholly owned subsidiary of HB&W, Inc.

Basis of Accounting - The financial statements are presented using the accrual method of accounting.

Security Transaction Accounting – Firm securities transactions effected in the firm investment account are recorded on a trade date basis. All other firm proprietary and customer security transactions along with related commission revenues and expenses are recorded on a settlement date basis. Settlement is generally required on the third business day following the trade date.

Firm Trading and Investment Accounts – Marketable securities are carried at market value and securities not readily marketable are valued at fair value as determined by management. Changes in unrealized appreciation or depreciation on the firm trading and investment accounts are reflected in the results of operations along with dividend or interest income from such securities.

Depreciation - Depreciation on real estate and improvements, furniture, equipment and leasehold improvements is provided using various methods over their estimated useful lives of five to thirty nine years.

Statement of Cash Flows - For purposes of the statement of cash flows, cash as presented on the statement, represents cash in banks. It does not include cash and money market funds held in brokerage accounts within the firm investment account.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Reclassifications – Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform with the presentation in the current-year financial statements.

2. Lease Commitments

The Company leases office facilities and equipment under noncancelable leases which expire at different dates from 2008 through 2012. Certain existing leases contain renewal options. Minimum lease payments under these operating leases are as follows:

2008	$ 87,368
2009	49,903
2010	25,835
2011	1,932
2012	1,288
	$ 166,326

3. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to other broker-dealers and clearing organizations result from normal trading and borrowing transactions. (See Note 18).

	2007	2006
Receivables -		
Dividends and interest	$ -	$ 156,430
Receivable from clearing broker	$ -	$ 134,254
Payables -		
Payable to clearing organization and other brokers	$ -	$ 219,727

4. Net Capital Requirement

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule requires that the ratio of aggregate indebtedness to net capital not exceed 15 to one. At December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was approximately .21 to one and net capital, as computed in accordance with Rule 15c3-1, was $5,044,646 as compared to a minimum net capital requirement of $250,000.

5. Employee Benefits

The Company has a discretionary, trusteed profit sharing 401(k) plan covering substantially all employees who have attained age 21 and one year of service. The plan is funded through contributions of both employee and employer. The 401(k) provision of the plan was implemented during 2004 and called for a mandatory 3% safe harbor employer contribution of all eligible employee earnings. The safe harbor contribution was $79,979 for 2007 and $72,983 for 2006 and is included in the Company's total contribution. The Company's total contribution was $329,719 for 2007 and $280,157 for 2006.

6. Earnings Per Share

Earnings per share are calculated based upon the weighted average number of shares issued during 2007 and 2006. There are no common stock equivalents.

7. Payable to Banks

The Company maintains a line of credit at a local bank in the amount of $200,000. As of December 31, 2007, the Company had not drawn on the available credit. This line of credit is unsecured, is payable on demand and carries an interest rate of 7.50%.

The Company also maintains a $7,500,000 brokerage credit agreement. As of December 31, 2007, the Company had not collateralized this credit line and had not utilized this credit line, leaving a balance available of $7,500,000. This credit agreement is payable on demand, and bears a variable interest rate of 5.385%.

8. Income Taxes

The Company has elected by unanimous consent to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal or State corporate income taxes on its taxable income. Instead, all taxable income flows through to the shareholder. (See Note 10).

9. Firm Trading and Investment Accounts

The statements of financial condition reflect the market value of marketable securities and the estimated fair value of not readily marketable securities in the firm trading and investment accounts. The related cost and unrealized appreciation (depreciation) are as follows:

	2007		2006	
	Firm Trading	**Investment**	Firm Trading	Investment
Cost	**$ 949,422**	**$ 2,298,018**	$ 231,723	$ 675,452
Market / Fair Value	**833,245**	**7,176,653**	229,046	6,615,100
Unrealized Appreciation (Depreciation)	**$ (116,177)**	**$ 4,878,635**	$ (2,677)	$ 5,939,648

Gross realized gains from the sale of investing securities were $1,042,887 in 2007 and $813,754 in 2006 which is included in Income on Firm Trading and Investments.

9. Firm Trading and Investment Accounts (continued)

Investment securities at market value / fair value are as follows:

	2007	2006
Marketable corporate stocks	$ 3,664,675	$ 1,513,033
Cash and money market	1,595,256	-
Not readily marketable stock	1,916,722	5,102,067
	$ 7,176,653	$ 6,615,100

Trading securities at market value are as follows:

	2007	2006
Government agencies	$ 99,422	$ 24,284
Corporate bonds	1,983	-
State and municipal obligations	176,583	201,687
Corporate stocks	555,257	3,075
	$ 833,245	$ 229,046

10. Related Party Transactions

During 1999 a West Virginia Corporation, HB&W, Inc. was formed to serve as a holding company for Hazlett, Burt & Watson, Inc. and Security National Trust Co. Security National Trust Co. is a national nondepository bank that provides trust and custodial services. Both Hazlett, Burt & Watson, Inc. and Security National Trust Co. are 100% owned subsidiaries of HB&W, Inc.

Hazlett, Burt & Watson, Inc. has paid for various costs for HB&W, Inc. and this amount is reflected within the "Other Assets" section of the statements of financial condition as a receivable. As of December 31, 2007 and 2006, Hazlett, Burt & Watson, Inc. is owed $-0- and $121,320 from HB&W, Inc.

In addition, Hazlett, Burt & Watson, Inc. periodically provides brokerage, clerical, computer support and miscellaneous services at cost and leases office space to Security National Trust Co. in the Wheeling, West Virginia office. The terms of the lease require Security National Trust Co. to pay $30,000 per year for the period January 1, 2005 through December 31, 2009.

Security National Trust Co. acts as Trustee and Custodian of the Hazlett, Burt & Watson, Inc. Profit Sharing 401(k) Plan, which Plan has been adopted by both companies for substantially all of its employees. Security National Trust Co. charges the standard and customary fees for providing these services.

11. Financial Instruments with Off -Balance-Sheet Risk

On September 12, 2007, the Company converted its operations from a self clearing model to a fully disclosed arrangement. Subsequent to becoming a fully disclosed broker, the Company's brokerage activities involve the trading, execution and settlement of various customer and firm securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Prior to becoming a fully disclosed broker the Company's customer (including margin) and broker activities involved the execution, settlement, and financing of various customer securities transactions. Those activities also exposed the Company to off-balance-sheet risk in the event the customer or other broker was unable to fulfill its contracted obligations and the Company had to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities were transacted on either a cash or margin basis. In margin transactions, the Company extended credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In the event the customer failed to satisfy its obligations, the Company could have been required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company sought to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitored required margin levels daily and, pursuant to such guidelines, required the customer to deposit additional collateral, or reduced excess positions, when necessary.

The Company's customer financing and securities settlement activities required the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans. In the event the counterparty would have been unable to meet its contractual obligation to return customer securities pledged as collateral, the Company might have been exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controlled this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company established credit limits for such activities and monitored compliance on a daily basis. (See Note 18).

12. Concentrations of Credit Risk

The Company currently maintains operations in Wheeling and Vienna, West Virginia and in Lancaster, Pennsylvania. At these locations the Company engages in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

As of December 31, 2007, Hazlett, Burt & Watson, Inc. maintains several bank accounts at various banks. Accounts at a banking institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Cash at several of these institutions exceeded federally insured limits. The amount in excess of the FDIC limit totaled $69,456.

13. Commitments

As of December 31, 2004 the Company had entered into employment agreements with certain employees. The initial agreements expire on December 31, 2008 and automatically renew for an additional one year period at the end of each year. In the event employment is terminated (other than voluntarily by the employee or by the Company for cause in all agreements or upon disability in one of the agreements), the Company is committed to pay various benefits, including monthly severance of not more than $35,000 per month. The benefits are to be paid from the date of termination over varying lengths of time in accordance with the terms of each agreement.

14. Deposits with Clearing Organizations and Others

Included in "Deposits with Clearing Organizations and Others" are deposits with clearing organizations in the amount of $110,721, consisting of $92,917 in cash, $2,083 in preferred stock and $15,721 in common stock, as of December 31, 2007. As of December 31, 2006 the Company had deposits in the amount of $135,721, consisting of $117,917 in cash, $2,083 in preferred stock and $15,721 in common stock.

15. Receivable From and Payable to Customers

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. (See Note 18).

16 Investment Advisory Revenues

In May 2006, the Company formed Security Capital Management (SCM). This division of the Company is registered with the Securities and Exchange Commission as an Investment Advisor. SCM provides investment management services under an investment advisor model.

17. Exchange Membership

In March 2006, the New York Stock Exchange, Inc. merged with a publicly traded company to form a new organization. As a result of this merger, the Company's membership on the New York Stock Exchange was exchanged for $300,000 cash and 80,177 restricted shares of the newly formed company. Since that time, this new company merged with a European stock exchange to form NYSE Euronext.

In May 2006, the Company participated in a limited secondary offering of these shares. In that offering, 12,946 shares of the restricted stock were sold for proceeds of approximately $780,000.

In 2007, previously restricted shares totaling 40,506 of NYSE Euronext became unrestricted and 13,000 shares were sold for proceeds of approximately $1,055,000. As of December 31, 2007, the Company held 27,506 unrestricted shares and 26,725 restricted shares of NYSE Euronext. These restricted shares are scheduled to become unrestricted on March 7, 2009.

18. Significant Accounting Changes

On September 12, 2007 the Company changed software providers for back-office operations and elected to become a fully-disclosed broker, rather than remaining a self-clearing broker. Under the former self-clearing arrangement, the Company cleared substantially all customer trades as a direct member of the Depository Trust Company (DTC). As a fully-disclosed broker, the Company closed its DTC membership, and contracted with National Financial Services (NFS) to execute and clear all customer trades, as well as for the purpose of carrying the securities positions of the customers, along with any corresponding margin balances. This change required all customers who maintain margin balances to execute a new margin agreement with NFS, and the final result of this change, is that the Company no longer reflects any receivables or liabilities for customer accounts in its financial statements. Further, the Company no longer carries receivables from and payables to broker-dealers and clearing organizations.

19. Risks and Uncertainties

The Company has significant investments in various securities. Investments in these securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with these investment securities, it is at least reasonably possible that changes in the values of these securities will occur in the near term and that such changes could materially effect the amounts reported in the Statements of Financial Condition.

HAZLETT, BURT & WATSON, INC.
COMPUTATION OF NET CAPITAL UTILIZING THE BASIC METHOD
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2007

Total shareholder's equity	$	8,575,062
Less - Non allowable assets:		
Securities owned not readily marketable	$	1,916,723
Investment in and receivable from affiliate		3,175
Property, furniture and equipment		312,942
Prepaid expenses and other assets		106,547
Total nonallowable assets	$	2,339,387
Less - Capital charges:		
Percentage charge on market value of securities in trading and investment accounts and undue concentrations		1,191,029
Total nonallowable assets and capital charges	$	3,530,416
Adjusted net capital	$	5,044,646
Computation of aggregate indebtedness:		
Accounts payable and accrued expenses	$	1,054,113
Aggregate indebtedness	$	1,054,113
Aggregate indebtedness as a percentage of adjusted net capital		21%
Reconciliation with Hazlett, Burt & Watson, Inc. calculation:		
Net capital, as reported in the Company's Part II Focus Report	$	5,044,646
Net audit adjustment		-
Net capital per above	$	5,044,646

HAZLETT, BURT & WATSON, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS IN SUPPORT OF SPECIAL RESERVE BANK ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2007

On September 12, 2007, Hazlett, Burt & Watson, Inc. became an introducing broker dealer, and is exempt under Rule 15c3-3-k(2)(ii) from the requirement to make computations for the determination of reserve requirements for the exclusive benefit of customers.

HAZLETT, BURT & WATSON, INC.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2007

On September 12, 2007, Hazlett, Burt & Watson, Inc. became an introducing broker dealer, and is exempt under Rule 15c3-3-k(2)(ii) and is not subject to the possession or control requirements.

BODKIN WILSON & KOZICKI PLLC
CERTIFIED PUBLIC ACCOUNTANTS

John S. Bodkin, Jr., CPA
Dan E Wilson, CPA, MBA
Dennis A. Kozicki, CPA

Janet L. Roset, CPA
Michael N. Deemer, CPA
Nancy J. Gwynn, CPA
Brendan T. Welsh, CPA, MSA
Doreen M. DeMeter, CPA
Stephen L. Wharton, CPA

The Maxwell Centre
32 Twentieth Street, Suite 300
Wheeling, West Virginia 26003

304 232-2280
Fax 304 232-2322
www.bwkcpas.com

Weirton Office
3600 West Street, Suite 4
Weirton, West Virginia
26062

304 748-5550
Fax 304 748-5551

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholder
of Hazlett, Burt & Watson, Inc.:

In planning and performing our audit of the financial statements of Hazlett, Burt & Watson, Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

The Company converted from a self-clearing broker-dealer to a fully disclosed broker-dealer effective September 12, 2007.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. For the period January 1, 2007 through September 11, 2007, this study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

For the period September 12, 2007 through December 31, 2007, this study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company did not carry securities accounts for customers or perform custodial functions relating to customer securities for the period September 12 2007 through December 31, 2007, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to above are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described above, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wheeling, West Virginia,
February 25, 2008.

Bodkin Wilson & Kozicki PLLC

END